UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2026

William W. Snyder
Chief Executive Officer
Pantages Capital Acquisition Corporation
221 W 9th St, #859
Wilmington, Delaware 19801

Re: Pantages Capital Acquisition Corporation
Form 10-K for the Fiscal Year ended December 31, 2025
Filed March 9, 2026
File No. 001-42425

Dear William W. Snyder:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation